Exhibit 1.01

Conflict Minerals Report of Trinity Industries, Inc.
in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

Background and Overview

This is the Conflict Minerals Report of Trinity Industries, Inc. (Trinity, Company, we, or our) for the reporting year ended December 31, 2019 presented to comply with Rule 13p-1 (the Rule) under the Securities Exchange Act of 1934 (the 1934 Act). The Rule imposes certain reporting obligations on Securities and Exchange Commission (SEC) registrants whose manufactured or contracted to manufacture products contain conflict minerals necessary to the functionality or production of their products. Conflict minerals are defined as columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; and wolframite (the metal ore from which tungsten is extracted) (collectively, 3TGs) for the purposes of this report. These requirements apply to all registrants regardless of the geographic origin of the conflict minerals and whether or not they fund armed conflict in the Covered Countries defined as the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola (Covered Countries). Please refer to the Rule, Form SD and the 1934 Act Release No. 34-67716 for definitions of the terms and phrases used in this report, unless otherwise defined herein.
As further described in the Company’s 2019 Annual Report on Form 10-K filed with the SEC on February 20, 2020, Trinity reports operating results for our manufacturing businesses in two principal business segments: (1) the Rail Products Group, which manufactures and sells railcars and related parts and components, and provides railcar maintenance and modification services; and (2) All Other. Trinity’s All Other segment includes our highway products business. In 2019, Trinity’s manufacturing operations were located in the U.S. and Mexico. Trinity also has one non-manufacturing business segment: the Railcar Leasing and Management Services Group.
Trinity does not knowingly purchase raw materials containing 3TGs that could directly or indirectly finance or benefit armed groups in the Covered Countries. Guided by our core values and Code of Business Conduct and Ethics, we share the concern that 3TGs sourced from Covered Countries may fund armed groups in the Covered Countries. Trinity is committed to ethical and compliant business practices in all that we do, including all activities involving our worldwide supply chain.
We manufacture certain products that may contain small amounts of 3TGs necessary to the products’ functionality and/or production. Trinity does not directly purchase materials from the Covered Countries and, with an extensive supply chain, the Company is far removed from the actual mining of any 3TGs. Due to the scale and extent of our supply chain, we rely on our direct suppliers to provide information on the origin of 3TGs that may be contained in materials we may use to manufacture our products.
As described more fully below, Trinity’s conflict minerals program and due diligence framework are consistent with the five steps of the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Third Edition 2016 (OECD Framework), an internationally recognized due diligence framework.
Establishment of strong company management systems

•	A conflict minerals policy communicated to selected suppliers whose materials were determined to potentially contain 3TGs;

•	A conflict minerals committee periodically reporting to the Company’s executive management;

•	A conflict minerals team comprised of representatives from various functions such as supply chain management, engineering, legal, compliance, accounting, and executive management;

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Conflict minerals training for designated employees, including a summary of the relevant requirements of the Rule, Trinity’s obligations under the Rule, and the processes Trinity follows to evaluate and respond to the risk of 3TGs in our supply chain; and

•	An integrity helpline where employees or third parties may report any concerns about, or violation of, the policy with respect to the sourcing of 3TGs.

Trinity conducts a reasonable country of origin inquiry (RCOI) to identify raw material inventory items potentially containing 3TGs, including a conflict minerals assessment of applicability to determine which business units have manufactured, or contracted to manufacture, products having a likelihood of a presence of 3TGs that are necessary to the functionality or production of their products. As necessary, based on the results of the aforementioned processes, Trinity performs certain due diligence efforts in compliance with the OECD Framework.
The application and results of this program for the year ended December 31, 2019, as well as additional risk mitigation efforts, are described more fully below.
Reasonable Country of Origin Inquiry
We conducted Trinity’s RCOI as follows:

Identified and assessed risk in the supply chain

•	Performed an assessment of the applicability of the Rule to each of our three principal business segments and:

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Determined that the Rule does not apply to our Railcar Leasing and Management Services Group, or our transportation and captive insurance companies included in Trinity’s All Other Group, because these businesses have no manufacturing operations.

◦	Performed procedures for our manufacturing businesses to determine the presence of 3TGs.

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Identified materials supplied to Trinity that potentially contain 3TGs necessary to the functionality and/or production of a product. We continued to develop better knowledge of our supply chain and refined the list of suppliers to survey for 2019 based on data collected from supplier surveys in prior years and internal examination of this data by management of the applicable business units, as described below.

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In 2019 the materials supplied to Trinity potentially containing 3TGs and the number of suppliers surveyed decreased from 2018 levels due to the separation of our former infrastructure-related businesses by means of a spin-off of Arcosa, Inc. in late 2018.

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Concentrated 2019 survey efforts on relevant suppliers by (i) reviewing the listing of materials received during 2019 from those suppliers that have previously reported that their materials do not contain 3TGs, and (ii) determining which suppliers’ materials we believe do not potentially contain 3TGs. The suppliers meeting that criterion were not surveyed for 2019.

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Management of the applicable business units reviewed the listing of materials received during 2019 to identify those materials potentially containing 3TGs necessary to the functionality and/or production of our manufactured products.

◦	Stratified the Company’s list of potential 3TG suppliers to identify and focus efforts on the suppliers that make up the top 99% of the total potential 3TG spend.

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Conducted a supply chain survey using the Conflict Minerals Reporting Template (CMRT) developed by the Responsible Minerals Initiative (RMI), requesting identified suppliers of materials potentially containing 3TGs necessary to the functionality and/or production of our manufactured products, to identify smelters and refiners and country of origin of the 3TGs contained in materials they supply to Trinity. However, it is important to note that some of the results reported below vary when compared to the 2018 survey results due to the separation of our former infrastructure-related businesses mentioned above.

◦	100% of the surveyed suppliers responded to the request in 2019 and in 2018.

◦	43% of the respondents confirmed that their materials did not contain 3TGs or were made from recycled or scrap materials compared to 65% in 2018.

◦	57% were either unable to determine the presence or the source of 3TGs in their materials compared to 24% in 2018.

◦	While there were no such respondents in 2019, 11% of the 2018 respondents indicated their materials contained 3TGs necessary for production, although they did not originate from the Covered Countries.

◦	No respondents in 2019 or 2018 indicated the 3TGs in the materials we purchased came from the Covered Countries.

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Based upon responses from identified suppliers described above, a very small portion (approximately 3%) of the total cost of raw material inventory items purchased by the Company during 2019 potentially contain 3TGs from an undeterminable source.

Due Diligence
Design of the due diligence framework
Trinity's due diligence processes, consistent with the OECD Framework, are described below.
Description of the due diligence efforts performed
Designed and implemented a strategy to respond to identified risks

•	Assessed the CMRTs received from our suppliers for completeness and reasonableness.

•	Contacted respondents to obtain additional clarifying information in certain instances where survey responses were incomplete or contained possibly inaccurate information.

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We have access to certain resources and training materials through the Responsible Minerals Assurance Process (RMAP), to gain insight into the country of origin, chain of custody and conflict status of our 3TGs. Established by members of the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative, RMAP is a voluntary program in which an independent third party evaluates smelters’ and refiners’ procurement and inventory practices and determines whether the smelter or refiner has demonstrated that all the materials it processed originated from conflict free sources.

•	Regularly reported to designated senior management the findings of the supply chain risk assessment, such as suppliers’ reporting status.

•	Designed and implemented a follow-up system for non-responsive suppliers.

•	Continued our supplier communication, training and escalation processes to improve due diligence data accuracy and completion.
Independent third-party audit of supply chain due diligence at identified points in the supply chain

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Trinity does not have a direct relationship with any 3TG smelters or refiners, nor do we perform direct audits of those entities that may provide 3TGs to our supply chain. However, we do rely upon the industry initiatives (such as the RMI), as well as industry efforts to influence smelters and refiners to be certified through independent third-party audit programs.

Report on supply chain due diligence

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Report on our supply chain due diligence policies and practices on an annual basis by filing a Form SD and Conflict Minerals Report, if necessary, with the SEC as required, and made publicly available on our website, www.trin.net.

Due Diligence Results
After conducting the due diligence procedures described previously, we are not able to identify all the smelters and refineries used to process all necessary 3TGs, nor are we able to determine the country of origin of all necessary 3TGs contained in our products. However, while our efforts are ongoing, no respondents have indicated the 3TGs in the materials we purchased came from the Covered Countries.
Product Information
We determined that the following products may contain very small amounts of 3TGs: 1) certain railcars manufactured by our Rail Products Group; and 2) certain highway products manufactured by our All Other business segment. However, not all products in each of these categories contain 3TGs.
During the due diligence process described in this report, the Company was unable to validate that the smelters and refiners identified by suppliers actually provided 3TGs used in the manufacturing of our products. Therefore, we are unable to identify the facilities used to process the 3TGs in our products, the country of origin of the necessary 3TGs in these products, or the mine or location of origin with the greatest possible specificity. Consequently, we have not presented any smelter or refiner names in this report.

Risk Management Plan
The Company continues to take the following steps in efforts to further mitigate the risk that our use of necessary 3TGs benefit armed groups:

•	Periodically evaluate and continue to communicate our policy to suppliers;

•	Monitor conformity with the OECD Framework;

•	Analyze program results and identify opportunities for improvement;

•	Implement improvements to 3TG data collection, analysis and reporting tools, including additional tools or resources as appropriate;

•	Engage suppliers to obtain current, accurate and complete information about the supply chain, smelters, and refiners;

•	Continue due diligence efforts with suppliers to determine the sources of 3TGs; and

•	Monitor and benchmark industry initiatives to promote responsible sourcing of 3TGs.
Additional Risk Factors
The statements above are based on the RCOI process, due diligence performed in good faith by Trinity, and the information available at the time we performed our procedures.  The following non-exclusive factors could introduce errors or omissions or otherwise affect Trinity’s conflict minerals status: 1) gaps in supplier data, 2) gaps in smelter data, 3) errors or omissions by suppliers or smelters, 4) all instances of 3TGs necessary to the functionality or manufacturing of Trinity’s products possibly not yet having been identified, 5) gaps in supplier education and knowledge, 6) timeliness of data, 7) public data or information not discovered during a reasonable search or errors in such public data or information, 8) language barriers and translation, 9) supplier and smelter unfamiliarity with the relevant protocols, 10) oversights or errors in conflict free smelter audits, 11) Covered Countries sourced materials being declared secondary materials, 12) companies going out of business in 2019, 13) certification programs being not equally advanced for all industry segments and metals, and 14) smuggling of 3TGs from the Covered Countries to countries beyond the Covered Countries.
Independent Private Sector Audit
Pursuant to the Rule, no independent private sector audit was required for the 2019 period.
Forward-Looking Statements

This document contains forward looking statements as defined by the Private Securities Litigation Reform Act of 1995 regarding Trinity’s plans to take additional actions as set forth in this report, including, but not limited to, under section Risk Management Plan. Trinity’s reporting obligations under the Dodd-Frank Act may change in the future, and our ability to implement certain processes may differ materially from those anticipated or implied in this report. Except as required by federal securities laws, Trinity undertakes no obligation to update any forward looking statement or statements to reflect events or circumstances after the date on which such statement is made.

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